Exhibit 11

Harmon Industries, Inc.

Form 10-Q

Computation of Per Share Earnings

(in thousands, except earnings per share)

	Three Months ended March 31,
	2000	1999
Basic:
Net earnings	$2,033	$1,203

Weighted average shares outstanding	11,373	10,744
Shares representing unearned compensation	(10)	(12)

Total	11,363	10,732

Basic earnings per share	$0.18	$0.11

Diluted:
Net earnings	$2,033	$1,203

Weighted average shares outstanding	11,373	10,744
Shares representing unearned compensation	(10)	(12)
Equivalent shares under option plans	38	132

Total	11,401	10,864

Diluted earnings per share	$0.18	$0.11